PRICING SUPPLEMENT dated November 29, 2007	Filed Pursuant to Rule 424(b)(3)
(To Prospectus Supplement dated March 7, 2006 and	Registration File No. 333-132201
Prospectus dated March 7, 2006)

Toyota Motor Credit Corporation
Medium-Term Notes, Series B
CMS Curve Linked Notes Due 2022

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233PN69
Issuer: Toyota Motor Credit Corporation (“TMCC”)
Rating of the Issuer’s Senior Debt: Aaa (Stable Outlook)/AAA (Stable Outlook) (Moody’s/S&P)
Principal Amount (in Specified Currency): $10,000,000.  TMCC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.
Issue Price: 100% of the Principal Amount
Pricing Date: November 29, 2007
Original Issue Date: December 11, 2007
Stated Maturity Date: December 11, 2022
Interest Rate:	From and including the Original Issue Date to but excluding December 11, 2008, the interest rate on the Notes is 10% per annum; and
unless we previously call the Notes, from and including December 11, 2008 (the “First Interest Reset Date”) to but excluding the Stated Maturity Date, the interest rate on the Notes is variable and will be reset semi-annually at a per annum rate equal to the greater of (i) 40 times an amount equal to the constant maturity swap rate with an index maturity of 30 years minus the constant maturity swap rate with an index maturity of 10 years and (ii) 0%.
Interest Payment Dates:	Interest will accrue from the Original Issue Date, payable semi-annually, on each June 11 and December 11, commencing on June 11, 2008.
Return Amount: At maturity, TMCC will repay 100% of the Principal Amount plus any accrued and unpaid interest
Net Proceeds to Issuer: 100%
Agent’s Discount or Commission: 0%. The Agent or its affiliates will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes. See “Use of Proceeds and Hedging.”
Agent: Morgan Stanley & Co. Incorporated
Agent’s Capacity: Principal
Calculation Agent: Deutsche Bank Trust Company Americas
Tax Calculation Agent: Morgan Stanley Capital Services Inc.
Day Count Convention: 30/360, unadjusted
Business Day Convention: Following (no modification for month end)
Redemption:
The Notes are subject to redemption by TMCC, in whole but not in part, for payment on December 11, 2008 and each Interest Payment Date thereafter (each, a “Redemption Date”) with 10 calendar days’ notice at a redemption price of 100% of the Principal Amount plus accrued and unpaid interest.

Redemption Dates: Each Interest Payment Date, beginning on December 11, 2008 (the “First Redemption Date”)
Notice of Redemption: At least 10 calendar days
Original Issue Discount: Yes
Specified Currency: U.S. dollars
Minimum Denominations: $1,000 Principal Amount and multiples of $1,000
Form of Note: Book-entry only

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the CMS Curve Linked Notes Due 2022. You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the Notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the Notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the Notes?

The CMS Curve Linked Notes Due 2022 are callable securities issued by TMCC that have a maturity of fifteen years. If the Notes are not previously called by us, at maturity, you will receive an amount in cash equal to your initial investment in the Notes plus any accrued, unpaid interest due at maturity. From and including the Original Issue Date to but excluding the First Interest Reset Date, the interest rate on the Notes is 10% per annum, and, unless we previously call the Notes, from and including the First Interest Reset Date to but excluding the maturity date, the interest rate on the Notes is variable and will be reset semi-annually at a per annum rate equal to the greater of (i) 40 times an amount equal to the constant maturity swap rate (the “CMS Rate”) with an Index Maturity of 30 years (“30CMS”) minus the CMS Rate with an Index Maturity of 10 years (“10CMS”) and (ii) 0%.

If not previously called by us, the Notes mature on the Stated Maturity Date. We may call the Notes, in whole and not in part, for mandatory redemption on any semi-annual interest payment date beginning on the First Redemption Date. Following an exercise of our call right, you will receive on the related Redemption Date an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest. The Notes do not provide for any redemption at your option prior to maturity.

The Notes are unsecured general obligations of TMCC. The Notes rank equally with its other unsecured and unsubordinated indebtedness from time to time outstanding.

The Notes are not a suitable investment for investors who require regular fixed income payments since the interest rates applicable to semi-annual interest periods beginning on or after the First Interest Reset Date are variable and may be zero. During these interest periods, the interest rate is based on the difference between a 30-year constant maturity swap rate and a 10-year constant maturity swap rate (as more fully described below). Constant maturity swap rates represent the fixed rate that is to be paid in a fixed for floating interest rate swap in exchange for a floating three-month-LIBOR-based rate for a specified period of time. The Notes may be an appropriate investment for investors expecting long-term interest rates, as represented by 30CMS, to exceed medium-term interest rates, as represented by 10CMS, throughout the term of the Notes.

You may transfer the Notes only in minimum denominations and integral multiples of US$1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors. Account holders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the Notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to the section “Description of the Notes—Book-Entry Notes” in the accompanying prospectus supplement and the section “Description of Debt Securities— Global Securities” in the accompanying prospectus for further information.

Will I Receive Interest on the Notes?

Any interest payable on the Notes will be paid in cash semi-annually on each June 11 and December 11, commencing June 11, 2008 and ending on the maturity date or any earlier date upon which the Notes are redeemed. We refer to each of these semi-annual payment dates as an “interest payment date” and each six-month period from and including an interest payment date to but excluding the next interest payment date, the maturity date or any earlier date upon which the Notes are redeemed as an “interest period.” For interest periods beginning on or after the First Interest Reset Date, the interest rate will be reset on each June 11 and December 11, commencing on the First Interest Reset Date, each of which we refer to as an “interest reset date.” During each interest period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

From and including the Original Issue Date to but excluding the First Interest Reset Date, the interest rate on the Notes is 10% per annum. Unless we call the Notes, from and including the First Interest Reset Date to but excluding the maturity date, the per annum interest rate for each interest period will equal the greater of (i) 40 times an amount equal to 30CMS minus 10CMS, each as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York City time) on the applicable interest determination date, which difference we refer to as the CMS Spread, and (ii) 0%. For the purpose of determining the CMS Spread applicable to an interest period, the CMS Spread will be measured two U.S. Government Securities Business Days prior to the first day of the interest period. We refer to the date that the CMS Spread is fixed for an interest period as the interest determination date for the interest period. “U.S. Government Securities Business Day” means any day, except a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

If 30CMS is less than or equal to 10CMS on an interest determination date, then no interest will accrue on the Notes for the interest period to which that interest determination date applies. As a result, interest payments could be zero beginning the first Interest Reset Date. Additionally, if the CMS Spread on any interest determination date results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of TMCC of comparable maturity, the Notes are more likely to be called. If we call the Notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section “Risk Factors Relating to the Notes” for further information.

The structure of the interest payments on the Notes differs from notes that bear interest at a fixed rate and notes that bear interest at a rate directly related to 30CMS, 10CMS, the CMS Spread or another index. You should understand how the interest rate calculations work before you invest in the Notes. You can find more information in the section “Description of the Notes—Interest” in this pricing supplement.

What Will I Receive at Maturity of the Notes?

At maturity, unless your Notes have been previously called by us, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

What Will I Receive if TMCC Calls the Notes?

We may call the Notes, in whole and not in part, for mandatory redemption on any interest payment date beginning on the First Redemption Date upon not less than ten calendar days’ notice to holders of the Notes in the manner described in the section “Description of the Notes—Call Right” in this pricing supplement. If we exercise our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

What Will I Receive if I Sell the Notes Prior to Call or Maturity?

You will receive 100% of the principal amount of your Notes only if you hold the Notes at call or maturity. If you choose to sell your Notes before the Notes are called or mature, you are not guaranteed and should not expect to receive the full principal amount of the Notes you sell. You should refer to the sections “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information.

What Has the CMS Spread Been Historically?

We have provided a table showing the historical values of the CMS Spread since 2002. You can find this table in the section “Historical Data on the CMS Spread” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the relevant Constant Maturity Swap Rates in recent years. However, past performance is not indicative of how each of 30CMS and 10CMS will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes—The Historical CMS Spread Is Not an Indication of the Future CMS Spread” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

The Notes will be treated by TMCC as contingent payment instruments, and by accepting a Note each holder agrees to this treatment of the Notes. Special U.S. federal income tax rules apply to contingent payment debt instruments. Under these rules, a U.S. Holder of the Notes will be required to accrue interest income on the Notes regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting and may be required to include interest in taxable income in excess of interest payments actually received in a taxable year. In addition, upon the sale, exchange or other disposition of a Note, including an early redemption or redemption of the Note at maturity, a U.S. Holder generally will be required to treat any gain recognized upon disposition of the Note as ordinary income, rather than capital gain. You should refer to the section “United States Federal Income Taxation” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The Notes will not be listed on any exchange.

What Is the Role of Morgan Stanley Capital Securities Inc.?

Morgan Stanley Capital Services Inc. will act as tax calculation agent for the Notes.

Are There Any Risks Associated With My Investment?

Yes, the Notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

An investment in CMS Curve Linked Notes such as the Notes entails significant risks not associated with similar investments in a conventional debt security that bears interest at a fixed rate, including, but not limited to, fluctuations in 30CMS and 10CMS, and other events that are difficult to predict and beyond our control.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Investors Are Subject to the Credit Risk of TMCC

The credit ratings assigned to TMCC represent the rating agencies’ opinion regarding its credit quality and are not a guarantee of quality. Rating agencies attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value. Therefore, the ratings assigned to TMCC may not fully reflect the true risks of an investment in the Notes.

The Amount of Interest Payable on the Notes Will Vary and May Be Zero

Because 30CMS and 10CMS are floating rates, the CMS Spread will fluctuate. Beginning on the First Interest Reset Date, the amount of interest payable on the Notes will vary and may be zero. Beginning on the First Interest Reset Date, if the CMS Spread is less than or equal to zero (that is, if 30CMS is less than or equal to 10CMS) on the second U.S. Government Securities Business Day prior to the beginning of a semi-annual interest period, you will not earn any interest during that interest period. Furthermore, unless the Notes are called, the interest rate that is determined on such date will apply to the entire interest period immediately following such date even if the CMS Spread increases during that interest period.

The Notes May Be Called at Our Option, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes

We may call all of the Notes for payment on any Redemption Date. In the event that we call the Notes, you will receive only the principal amount of your investment in the Notes and any accrued and unpaid interest to and including the Redemption Date. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the Notes.

The Relative Values of 30CMS and 10CMS Will Affect Our Decision to Call the Notes

It is more likely we will call the Notes prior to their maturity date if the CMS Spread results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of TMCC of comparable maturity. If we call the Notes prior to their maturity date, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the Notes.

The Yield on the Notes May Be Lower than the Yield on a Standard Debt Security of Comparable Maturity

Unless previously called by us, from and including the First Interest Reset Date to but excluding the maturity date, the Notes will bear interest at a per annum rate equal to the greater of (i) 40 times an amount equal to 30CMS minus 10CMS and (ii) 0%. As a result, the effective yield on your Notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of TMCC of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less than the Amount You Originally Invest

We believe that the value of the Notes in any secondary market will be affected by the supply of and demand for the Notes, the CMS Spread and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

The CMS Spread.  We expect that the market value of the Notes at any time will depend on whether and to what degree 30CMS is greater than 10CMS. In general, we expect that a decrease in the CMS Spread will cause a decrease in the market value of the Notes because the interest, if any, payable on the Notes is at times based on the CMS Spread. Conversely, in general, we expect that an increase in the CMS Spread will cause an increase in the market value of the Notes. However, an increase in the CMS Spread may increase the likelihood of the Notes being called.

The CMS Spread will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

Volatility of the CMS Spread.  Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the CMS Spread changes, the market value of the Notes may change.

Call Feature.  Our ability to call the Notes prior to their maturity date is likely to limit their value. If we did not have the right to call the Notes, their value could be significantly different.

Interest Rates. We expect that the market value of the Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may decrease, and if U.S. interest rates decrease, the market value of the Notes may increase.

TMCC’s Credit Rating, Financial Condition and Results.  Actual or anticipated changes in our credit ratings or financial condition may affect the market value of the Notes.

The impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the Notes attributable to another factor, such as an increase in the CMS Spread.

The Historical CMS Spread Is Not an Indication of the Future CMS Spread

The historical CMS Spread, which is included in this pricing supplement, should not be taken as an indication of the future CMS Spread during the term of the Notes. Changes in the relative values of 30CMS and 10CMS will affect the trading price of the Notes, but it is impossible to predict whether the relative values of 30CMS and 10CMS will rise or fall and whether the CMS Spread will rise or fall.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The Notes have not been and will not be listed on any exchange. There is currently no secondary market for the Notes. Morgan Stanley & Co. Incorporated currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. If the secondary market for the Notes is limited, there may be few buyers should you choose to sell your Notes prior to maturity and this may reduce the price you receive. Where Morgan Stanley & Co. Incorporated does purchase Notes, the bid/offer spread in most cases may be wider than corporate and agency bonds bearing fixed interest rates.  Due to the above factors, 100% of the principal amount is only protected at maturity.  There is a risk that investors may receive substantially less than 100% should they wish to sell prior to maturity.

Inclusion of Commissions and Projected Profit from Hedging Is Likely to Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley & Co. Incorporated is willing to purchase Notes in secondary market transactions will likely be lower than the Issue Price, since the Issue Price included, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the Notes.  In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley & Co. Incorporated, as a result of dealer discounts, mark-ups or other transaction costs.

Conflicts of Interest

Morgan Stanley & Co. Incorporated or one or more of their respective affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or each of the components making up the CMS Spread specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the market value of the Notes.

The Notes Will Be Treated as Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

You should also consider the tax consequences of investing in the Notes.  The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of this pricing supplement called “United States Federal Income Taxation.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as defined in this pricing supplement), subject to certain adjustments.  In addition, any gain recognized on the sale, exchange or retirement of the Notes (including at maturity) generally will be treated as ordinary income.  If you are a non-U.S. investor, you may be subject to federal withholding tax unless certain certification procedures are satisfied.  Please read carefully the section of this pricing supplement called “United States Federal Income Taxation.”

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the CMS Curve Linked Notes Due 2022 (the “Notes”) supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered Notes set forth in the accompanying prospectus and prospectus supplement.

General

The Notes are callable securities issued by TMCC that have a maturity of fifteen years. If not previously called by us, at maturity, you will receive an amount in cash equal to your initial investment in the Notes plus any accrued, unpaid interest due at maturity. From and including the Original Issue Date to but excluding the First Interest Reset Date, the interest rate on the Notes is 10% per annum. Unless we call the Notes, from and including the First Interest Reset Date to but excluding the maturity date, the interest rate on the Notes is variable and will be reset semi-annually at a per annum rate equal to the greater of (i) 40 times an amount equal to 30CMS minus 10CMS, and (ii) 0%. Beginning on the First Interest Reset Date, the interest rate on the Notes may equal but will not be less than zero.

If not previously called by us, the Notes mature on the Stated Maturity Date. We may call the Notes, in whole and not in part, for mandatory redemption on any semi-annual interest payment date beginning on the First Redemption Date. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest. The Notes do not provide for any redemption at your option prior to maturity.

The Notes are unsecured general obligations of TMCC. The Notes rank equally with its other unsecured and unsubordinated indebtedness from time to time outstanding.

The Notes are not a suitable investment for investors who require regular fixed income payments because the interest rate applicable to semi-annual interest periods beginning on or after the First Interest Reset Date is variable and may be zero. During these interest periods, the interest rate is based on the difference between a 30-year constant maturity swap rate and a 10-year constant maturity swap rate (as more fully described below). Constant maturity swap rates represent the fixed rate that is to be paid in a fixed for floating interest rate swap in exchange for a floating three-month-LIBOR-based rate for a specified period of time. The Notes may be an appropriate investment for investors expecting long-term interest rates, as represented by 30CMS, to exceed medium-term interest rates, as represented by 10CMS, throughout the term of the Notes.

Payment at Maturity

Unless your Notes have been previously called by us, at maturity you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

Interest

Interest on the Notes will accrue from the Original Issue Date, and any interest payable on the Notes will be paid in cash semi-annually on June 11 and December 11 of each year, beginning on June 11, 2008 and ending on the maturity date, each an interest payment date. Each six-month period from and including an interest payment date to but excluding the next interest payment date, the maturity date or any earlier date upon which the Notes are redeemed is an interest period. For interest periods beginning on or after the First Interest Reset Date, the interest rate will be reset on each June 11 and December 11, each of which is referred to as an “interest reset date.” During each interest period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

From and including the Original Issue Date to but excluding the First Interest Reset Date, the interest rate on the Notes is 10% per annum.  Unless called by us, from and including the First Interest Reset Date to but excluding the maturity date, the Notes bear interest during each interest period at a per annum rate equal to the greater of (i) 40 times an amount equal to 30CMS minus 10CMS, each as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters page “ISDAFIX1” (or any successor page as determined by the Calculation Agent) at 11:00 am (New York City time) on the applicable interest determination date, which difference is referred to as the CMS Spread, and (ii) 0%. For the purpose of determining the CMS Spread applicable to an Interest period, the CMS Spread will be measured two U.S. Government Securities Business Days prior to the related interest reset date.  We refer to the date that the CMS Spread is fixed for an interest reset date and the corresponding interest period as the interest determination date for the interest reset date and corresponding interest period.

“U.S. Government Securities Business Day” means any day, except a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

If 30CMS is less than or equal to 10CMS on an interest determination date, then no interest will accrue on the Notes for the interest period to which that interest determination date applies. As a result, interest payments could be zero beginning the First Interest Reset Date. Additionally, if the CMS Spread on any interest determination date results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of TMCC of comparable maturity, the Notes are more likely to be called. If TMCC calls the Notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section “Risk Factors Relating to the Notes” for further information.

Hypothetical Interest Payment Examples

The examples below show the hypothetical semi-annual interest payments to be made during the period of the term of the Notes for which the interest rate will be based on the CMS Spread. The hypothetical interest rates and, accordingly, the hypothetical semi-annual interest payments shown below are on an investment of US$1,000 principal amount of Notes during that period of the term of the Notes for which the interest rate will be based on the CMS Spread. The hypothetical interest rates and, accordingly, the hypothetical semi-annual interest payments shown below are based on various CMS Spread values.

Example	Hypothetical CMS Spread(1)	Hypothetical Interest Rate per annum(2)	Hypothetical Semi-Annual Interest Payment(3)
1	-1.0%	0.00%	$0.00
2	-0.9%	0.00%	$0.00
3	-0.8%	0.00%	$0.00
4	-0.7%	0.00%	$0.00
5	-0.6%	0.00%	$0.00
6	-0.5%	0.00%	$0.00
7	-0.4%	0.00%	$0.00
8	-0.3%	0.00%	$0.00
9	-0.2%	0.00%	$0.00
10	-0.1%	0.00%	$0.00
11	0.0%	0.00%	$0.00
12	0.1%	4.00%	$20.00
13	0.2%	8.00%	$40.00
14	0.3%	12.00%	$60.00
15	0.4%	16.00%	$80.00
16	0.5%	20.00%	$100.00
17	0.6%	24.00%	$120.00
18	0.7%	28.00%	$140.00
19	0.8%	32.00%	$160.00
20	0.9%	36.00%	$180.00
21	1.0%	40.00%	$200.00

(1)	Hypothetical CMS Spread (30CMS – 10CMS) on the second U.S. Government Securities Business Day prior to the beginning of the applicable interest period.

(2)
Hypothetical Interest Rate (per annum) for the applicable interest period = the greater of (40 * CMS Spread) and 0%. The per annum rate applicable to a particular interest period is not necessarily indicative of the rate for future interest periods.

(3)	Hypothetical Semi-Annual Interest Payment on the Note = Hypothetical Interest Rate ÷ 2 * US$1,000.

Determination of the CMS Spread

If a rate for 30CMS or 10CMS is not reported on Reuters page “ISDAFIX1” (or any successor page as determined by the Calculation Agent) on any U.S. Government Securities Business Day on which the rate for 30CMS and 10CMS is required, then the Calculation Agent shall request the principal New York office of five leading swap dealers in the New York City interbank market selected by the Calculation Agent to provide quotations, at approximately 11:00 a.m., New York City time, on such U.S. Government Securities Business Day, for the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with for a term of 30 years or 10 years, as the case may be, commencing on such Government Securities Business Day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months.  If at least three quotations are provided, 30CMS or 10CMS, as the case may be, for that U.S. Government Securities Business Day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Call Right

We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning on the First Redemption Date, upon not less than ten calendar days’ notice to holders of the Notes in the manner described below. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

So long as the Notes are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities and are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Redemption at the Option of the Holder

The Notes are not subject to any redemption at the option of any holder prior to maturity.

Calculation Agent

Deutsche Bank Trust Company Americas will act as the Calculation Agent for the Notes. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on the holders of Notes. TMCC may appoint a different Calculation Agent from time to time after the date of this pricing supplement without the consent of or notifying holders of the Notes.

Tax Calculation Agent

Morgan Stanley Capital Services Inc. will act as the Tax Calculation Agent for the Notes. All determinations made by the Tax Calculation Agent will be at the sole discretion of the Tax Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on the holders of Notes. TMCC may appoint a different Tax Calculation Agent from time to time after the date of this pricing supplement without the consent of or notifying holders of the Notes.

HISTORICAL DATA ON THE CMS SPREAD

The following table sets forth, for each of the periods indicated, the high and the low values of the CMS Spread as reported on Reuters. The historical CMS Spread should not be taken as an indication of the future CMS Spread or the future performance of either rate during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the CMS Spread during any period set forth below is not any indication that the CMS Spread is more or less likely to increase or decrease at any time over the term of the Notes.

	CMS Spread

	High	Low
2002
Quarter
First	0.47%	0.32%
Second	0.65%	0.32%
Third	0.82%	0.62%
Fourth	0.92%	0.74%
2003
Quarter
First	0.96%	0.77%
Second	1.03%	0.79%
Third	0.97%	0.64%
Fourth	0.84%	0.68%
2004
Quarter
First	0.89%	0.71%
Second	0.85%	0.54%
Third	0.72%	0.60%
Fourth	0.71%	0.59%
2005
Quarter
First	0.59%	0.30%
Second	0.41%	0.30%
Third	0.30%	0.20%
Fourth	0.24%	0.13%
2006
Quarter
First	0.18%	-0.01%
Second	0.15%	0.05%
Third	0.14%	0.05%
Fourth	0.15%	0.11%
2007
Quarter
First	0.24%	0.11%
Second	0.22%	0.13%
Third	0.28%	0.15%
Fourth (through November 29)	0.34%	0.20%

The CMS Spread at 11:00 a.m. (New York City time) on November 29, 2007, was 0.30%.

The following graph shows the daily values of the CMS Spread in the period from January 1, 2002 through November 29, 2007 using historical data obtained from Reuters.  Past movements of the CMS Spread are not indicative of future values of the CMS Spread.

UNITED STATES FEDERAL INCOME TAXATION

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes.  This discussion applies to an initial holder of Notes purchasing the Notes at their issue price for cash and who holds the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect.  This summary does not address all aspects of the U.S. federal income taxation of the Notes that may be relevant to a holder of Notes in light of its particular circumstances or to a holder of Notes that is subject to special treatment under the U.S. federal income tax laws, such as:

•	a financial institution;
•	a regulated investment company;
•	a real estate investment trust;
•	a tax-exempt entity;
•	a dealer in securities or foreign currencies;
•	a person holding the Notes as part of a hedging transaction, “straddle,” conversion transaction, or integrated transaction, or who has entered into a “constructive sale” with respect to the Notes;
•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
•	a trader in securities, foreign currencies or commodities, or a dealer in commodities that in each case elects to apply a mark-to-market method of tax accounting; or
•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effects of any applicable state, local or foreign tax laws are not discussed.  Holders are urged to consult their tax advisers concerning the U.S. federal income tax consequences of owning and disposing of the Notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

The following discussion only applies to a “U.S. Holder” of Notes.  A “U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

•	a citizen or resident of the United States;
•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The Notes are “contingent payment debt instruments” for U.S. federal income tax purposes, and the discussion herein assumes such treatment.  Under such treatment, the Notes will generally be subject to the original issue discount (“OID”) provisions of the Code and the Treasury regulations issued thereunder, and a U.S. Holder will be required to accrue as interest income the OID on the Notes as described below.

TMCC is required to determine a “comparable yield” for the Notes.  The “comparable yield” is the yield at which TMCC could issue a fixed rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes.  Based on information furnished to TMCC by the Tax Calculation Agent, the “comparable yield” is an annual rate of 5.8585%, compounded semi-annually.

Solely for purposes of determining the amount of interest income that a U.S. Holder will be required to accrue, TMCC is also required to construct a “projected payment schedule” in respect of the Notes representing a series of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield.  Based on the comparable yield for the Notes, the “projected payment schedule” per $1,000 principal amount Note is as set forth in the following table:

Interest Payment Date	Projected Payment Per $1,000 Principal Amount at Maturity
June 11, 2008	$ 50.00
December 11, 2008	$ 50.00
June 11, 2009	$ 34.48
December 11, 2009	$ 32.97
June 11, 2010	$ 31.64
December 11, 2010	$ 30.65
June 11, 2011	$ 29.85
December 11, 2011	$ 29.18
June 11, 2012	$ 28.23
December 11, 2012	$ 27.68
June 11, 2013	$ 27.23
December 11, 2013	$ 26.82
June 11, 2014	$ 26.37
December 11, 2014	$ 25.72
June 11, 2015	$ 25.10
December 11, 2015	$ 24.57
June 11, 2016	$ 24.19
December 11, 2016	$ 23.97
June 11, 2017	$ 23.53
December 11, 2017	$ 23.33
June 11, 2018	$ 23.48
December 11, 2018	$ 23.32
June 11, 2019	$ 23.62
December 11, 2019	$ 23.95
June 11, 2020	$ 24.20
December 11, 2020	$ 24.36
June 11, 2021	$ 24.91
December 11, 2021	$ 25.40
June 11, 2022	$ 26.04
December 11, 2022	$ 1,026.87

Neither the comparable yield nor the projected payment schedule constitutes a representation by TMCC regarding the actual amounts, if any, that will be paid on the Notes.

For U.S. federal income tax purposes, a U.S. Holder is required to use the above determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a Note, unless the U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (“IRS”).  Regardless of a U.S. Holder’s accounting method, it will be required to accrue as interest income OID on the Notes at the comparable yield, adjusted upward or downward in each year to reflect the difference between actual and projected payments with respect to the Notes (as described below).

Accordingly, subject to a sale, exchange or retirement of the Notes, a U.S. Holder will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the Stated Maturity Date of the Notes, that equals:

•
the product of (i) the adjusted issue price of the Notes (as defined below) as of the beginning of the accrual period and (ii) the comparable yield of the Notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and
•	multiplied by the number of days during the accrual period that such U.S. Holder held the Notes.

For U.S. federal income tax purposes, the “adjusted issue price” of a Note is its issue price increased by any interest income previously accrued (without regard to any adjustments, as described below) and decreased by the projected amount of any prior payments (without regard to the actual amount of any prior payments) with respect to the Note.

In addition, a U.S. Holder will have a “positive adjustment” if the amount of any contingent payment is more than the projected amount of that payment and a “negative adjustment” if the amount of the contingent payment is less than the projected amount of that payment.  The amount included in income as interest, as described above, will be adjusted upward by the amount, if any, by which the total positive adjustments in a taxable year exceed the total negative adjustments in such year (a “net positive adjustment”) and will be adjusted downward by the amount, if any, by which the total negative adjustments exceed the total positive adjustments in the taxable year (a “net negative adjustment”).  To the extent a net negative adjustment exceeds the amount of interest a U.S. Holder otherwise would be required to include for the taxable year, it will give rise to an ordinary loss to the extent of (i) the amount of all previous interest inclusions under the Notes over (ii) the total amount of such holder’s net negative adjustments treated as ordinary losses in prior taxable years.  Any net negative adjustments in excess of such amounts will be carried forward to offset future interest income in respect of the Notes or to reduce the amount realized on a sale, exchange or retirement of the Notes.  A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

Upon a sale, exchange or retirement of a Note (including at its maturity), a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and such holder’s adjusted tax basis in the Note.  A U.S. Holder’s adjusted tax basis in a Note will equal the cost thereof, increased by the amount of interest income previously accrued by such holder in respect of the Note (without regard to any adjustments, as described above) and decreased by the projected amount of all prior scheduled payments (without regard to the actual amount of those payments) with respect to the Note.  A U.S. Holder generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions (less the amount of any prior net negative adjustments treated as ordinary losses), and the balance as capital loss.  Such losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.  The deductibility of capital losses, however, is subject to limitations.  Additionally, if a U.S. Holder recognizes a loss above certain thresholds, such holder may be required to file a disclosure statement with the IRS. U.S. Holders are urged to consult their tax advisers regarding these limitations and reporting obligations.

Tax Consequences to Non-U.S. Holders

The following discussion only applies to a “Non-U.S. Holder” of Notes.  A “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

•	a nonresident alien individual;
•	a foreign corporation; or
•	a nonresident alien fiduciary of a foreign estate or trust.

“Non-U.S. Holder” does not include an individual present in the United States for 183 days or more in the taxable year of disposition.  In this case, such an individual should consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a Note.

Payments to a Non-U.S. Holder on the Notes, and any gain realized on a sale, exchange or retirement of the Notes (including at maturity), will be exempt from U.S. federal income tax (including withholding tax) provided generally that such holder has fulfilled the certification requirement described below and such amounts are not effectively connected with such holder’s conduct of a U.S. trade or business.

The certification requirement referred to in the preceding paragraph will be fulfilled if a Non-U.S. Holder certifies on IRS Form W-8BEN, under penalties of perjury, that such holder is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements.

If a Non-U.S. Holder is engaged in a trade or business in the United States and if the income or gain on the Note, if any, is effectively connected with such holder’s conduct of such trade or business, although exempt from the withholding tax discussed above, such holder will generally be subject to regular U.S. income tax on such income or gain in the same manner as if such holder were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, such holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding.  A Non-U.S. Holder to which this paragraph applies is urged to consult its tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the Notes, including the possible imposition of a 30% branch profits tax if the Non-U.S. Holder is a corporation.

Backup Withholding and Information Reporting

Interest or OID paid or accrued on a Note and the proceeds received from a sale, exchange or retirement of a Note (including at its maturity) will be subject to information reporting if a holder is not an “exempt recipient” (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if a holder fails to provide certain identifying information (such as an accurate taxpayer identification number, in the case of a U.S. Holder) or meet certain other conditions.  A Non-U.S. Holder that complies with the certification procedures described in the preceding section will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus supplement and to hedge market risks of TMCC associated with its obligation to pay interest on the Notes.

To provide a hedge to TMCC, an affiliate of Morgan Stanley & Co. Incorporated will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make floating rate payments linked to the London interbank offered rate in respect of a notional principal amount of $10,000,000 during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Morgan Stanley.

The notional principal amount of the swap will be increased if the principal amount of the Notes is increased from $10,000,000 prior to settlement.